Exhibit 99.1

Contact for Media and Investors:

Margaret Shi

NetEase, Inc.

ir@service.netease.com

Tel: (+86) 571-8985-3378

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase Reports Third Quarter 2018 Unaudited Financial Results

(Beijing - November 14, 2018) - NetEase, Inc. (NASDAQ: NTES) (“NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Financial Highlights

•                  Net revenues[1] were RMB16.9 billion (US$2.5 billion), an increase of 35.1% compared with the third quarter of 2017.

•                  Online game services net revenues were RMB10.3 billion (US$1.5 billion), an increase of 27.6% compared with the third quarter of 2017.

•                  E-commerce net revenues were RMB4.5 billion (US$649.2 million), an increase of 67.2% compared with the third quarter of 2017.

•                  Advertising services net revenues were RMB644.2 million (US$93.8 million), an increase of 2.0% compared with the third quarter of 2017.

•                  E-mail and others net revenues were RMB1.4 billion (US$204.4 million), an increase of 31.5% compared with the third quarter of 2017.

•                  Gross profit was RMB7.5 billion (US$1.1 billion), an increase of 26.9% compared with the third quarter of 2017.

•                  Total operating expenses were RMB5.4 billion (US$792.1 million), an increase of 60.1% compared with the third quarter of 2017.

[1] The Company adopted ASC 606 as of January 1, 2018 on a modified retrospective basis. The adoption did not have a significant impact on the Company’s operating results for the third quarter of 2018 and comparable periods. See “Impact of the recently adopted major accounting pronouncements” in this press release.

•                  Net income attributable to the Company’s shareholders was RMB1.6 billion (US$232.4 million). Non-GAAP net income attributable to the Company’s shareholders was RMB2.3 billion (US$328.9 million). [2]

•                  Diluted earnings per ADS were US$1.80; non-GAAP diluted earnings per ADS were US$2.55.

Third Quarter 2018 and Recent Operational Highlights

•                  Introduced PC-client game Justice at the end of June 2018, capturing wide interest from both dedicated gamers and younger generations.

•                  Released additional mobile titles including ARPG Butterfly Sword in August, collectible card RPG Ancient Nocturne in September and a cooperative survival RPG Night Falls: Survival in November, all of which became the best performing games in their respective categories.

•                  Maintained popularity of PC-client and mobile flagship titles including Fantasy Westward Journey and Westward Journey series, Invincible, Onmyoji, Knives Out and Identity V.

•                  Launched Blizzard Entertainment’s new expansion for World of Warcraft®, Battle for Azeroth™ to an enthusiastic Chinese market, yielding increases in both revenue and the total number of subscribers in China.

•                  Announced collaboration with Blizzard Entertainment to co-develop Diablo Immortal™, a mobile massively multiplayer action-RPG for Android and iOS worldwide.

•                  Expanded popularity of Minecraft in China reaching more than 150 million registered users, and continued to evolve developer platform.

•                  Furthered pipeline expansion initiatives with advances in upcoming titles including Fantasy Westward Journey 3D.

•                  Advanced future prospects for NetEase Cloud Music through financial investments by investors, including strategic partner Baidu, General Atlantic, Boyu Capital and several other investors. NetEase remains the controlling shareholder of NetEase Cloud Music.

“We are very pleased with the strong third quarter performances from each of our primary business lines, online games, e-commerce, advertising services and e-mail and others, which delivered 35.1% growth in total net revenues year-over-year,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “In the third quarter, net revenues for our online games stood above RMB10 billion for the second consecutive quarter, supported by a game portfolio that is more diversified than ever before.

“While the performances from our flagship titles remain remarkably steady, we are innovators at our core. NetEase is one of the very few companies that has consistently created distinct new game IP for both PC-client and mobile platforms. Over the last few months, we rolled out several more hit games including Justice, Ancient Nocturne and Night Falls: Survival. Additionally, we have taken a more global view of our online games business. As a result, our international expansion, took another leap forward this quarter, contributing more than 10% of total online game net revenues for the first time in our company’s history. We are also very excited about our collaboration with Blizzard to bring one of their biggest games to mobile players, increasing our visibility and expanding our foothold in the global online games market.

[2] As used in this press release, non-GAAP net income attributable to the Company’s shareholders is defined to exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

“Our e-commerce business grew 67.2% year-over-year in the third quarter, well outpacing the industry average. While we continue to grow this business, we are maintaining a disciplined approach to spending.

“In addition to e-commerce, we believe there is tremendous value in many of our incubated business initiatives that are yet to be fully realized. We are particularly pleased to have completed the latest round of financing in NetEase Cloud Music. We believe this financing underscores the value of our proprietary platform, and with this partnership in place we are ready to take the business to the next level,” concluded Mr. Ding.

Third Quarter 2018 Financial Results

Net Revenues

Net revenues for the third quarter of 2018 were RMB16,855.3 million (US$2,454.2 million), compared to RMB16,283.9 million and RMB12,477.8 million for the preceding quarter and the third quarter of 2017, respectively.

Net revenues from online games were RMB10,348.4 million (US$1,506.8 million) for the third quarter of 2018, compared to RMB10,060.8 million and RMB8,111.7 million for the preceding quarter and the third quarter of 2017, respectively. Mobile games accounted for approximately 68.0% of net revenues from online games for the third quarter of 2018, compared to 74.7% and 68.3% for the preceding quarter and the third quarter of 2017, respectively.

Net revenues from e-commerce were RMB4,458.8 million (US$649.2 million) for the third quarter of 2018, compared to RMB4,365.5 million and RMB2,667.5 million for the preceding quarter and the third quarter of 2017, respectively.

Net revenues from advertising services were RMB644.2 million (US$93.8 million) for the third quarter of 2018, compared to RMB634.1 million and RMB631.4 million for the preceding quarter and the third quarter of 2017, respectively. The top performing advertising verticals in the third quarter of 2018 were automobile, real estate and internet services sectors.

Net revenues from e-mail and others were RMB1,403.8 million (US$204.4 million) for the third quarter of 2018, compared to RMB1,223.5 million and RMB1,067.2 million for the preceding quarter and the third quarter of 2017, respectively.

Gross Profit/ (Loss)

Gross profit for the third quarter of 2018 was RMB7,547.3 million (US$1,098.9 million), compared to RMB7,245.1 million and RMB5,947.6 million for the preceding quarter and the third quarter of 2017, respectively.

The year-over-year increase in online game services gross profit was primarily due to increased revenue contribution from self-developed mobile games such as Chu Liu Xiang, Knives Out and Identity V and PC-client games such as Justice and Fantasy Westward Journey Online. The quarter-over-quarter increase in online game services gross profit was primarily due to increased revenue contribution from PC-client games such as Justice, and partially offset by the decreased revenue contribution from self-developed mobile games.

The year-over-year increase in e-commerce gross profit was primarily due to the rapid development of Kaola and Yanxuan.

The year-over-year and quarter-over-quarter decreases in advertising services gross profit were primarily due to higher staff-related costs and content purchase expenditures.

The year-over-year increase in e-mail and others gross loss was primarily due to decreased revenue contribution from certain online platform businesses, which have relatively higher gross profit margins, as well as higher recognized costs related to certain licensed music content. The quarter-over-quarter decrease in e-mail and others gross loss was primarily due to higher revenue contribution from NetEase Cloud Music and certain online platform businesses.

Gross Profit/ (Loss) Margin

Gross profit margin for online game services for the third quarter of 2018 was 65.1%, compared to 64.3% and 62.5% for the preceding quarter and the third quarter of 2017, respectively. The year-over-year increase in gross profit margin was mainly due to increased revenue, while certain costs related to the Company’s online games segment were fixed. The quarter-over-quarter increase in gross profit margin was mainly due to increased revenue contribution from PC-client games, which have relatively higher gross profit margins than mobile games.

Gross profit margin for e-commerce for the third quarter of 2018 was 10.0%, compared to 10.1% and 11.5% for the preceding quarter and the third quarter of 2017, respectively. The year-over-year decrease in e-commerce gross profit margin was primarily due to certain sales discounts in the third quarter of 2018 to support the rapid development of Kaola and Yanxuan.

Gross profit margin for advertising services for the third quarter of 2018 was 63.6%, compared to 67.0% and 68.0% for the preceding quarter and the third quarter of 2017, respectively. The year-over-year and quarter-over-quarter decreases in gross profit margins were mainly due to higher staff-related costs and content purchase expenditures.

Gross loss margin for e-mail and others for the third quarter of 2018 was 3.3%, compared to gross loss margin of 7.3% and gross profit margin of 13.1% for the preceding quarter and the third quarter of 2017, respectively. The year-over-year decrease in gross margin was primarily due to decreased revenue contribution from certain online platform businesses, which have relatively higher gross profit margins, as well as higher recognized costs related to certain licensed music content in the third quarter of 2018. The quarter-over-quarter improvement in e-mail and others gross margin was primarily due to higher revenue contribution from NetEase Cloud Music and certain online platform businesses.

Operating Expenses

Total operating expenses for the third quarter of 2018 were RMB5,440.1 million (US$792.1 million), compared to RMB4,911.5 million and RMB3,397.9 million for the preceding quarter and the third quarter of 2017, respectively. The year-over-year and quarter-over-quarter increases in operating expenses were mainly due to increased staff-related costs, research and development investments and marketing expenditures. Shipping and handling costs included in selling and marketing expenses for the third quarter of 2018 were RMB385.5 million (US$56.1 million), compared to RMB386.6 million and RMB294.8 million for the preceding quarter and the third quarter of 2017, respectively.

Income Taxes

The Company recorded a net income tax charge of RMB843.8 million (US$122.9 million) for the third quarter of 2018, compared to RMB420.5 million and RMB225.5 million for the preceding quarter and the third quarter of 2017, respectively. The effective tax rate for the third quarter of 2018 was 34.2%, compared to 15.7% and 8.1% for the preceding quarter and the third quarter of 2017, respectively. Certain subsidiaries of the Company are recognized as Key Software Enterprises and therefore subject to a preferential tax rate of 10% for the relevant fiscal years. The Company then recognizes such tax credits in the quarters when they are received. The year-over-year and quarter-over-quarter changes in the effective tax rate were mainly due to the recognition of such tax credits. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter.

Net Income After Tax

Net income attributable to the Company’s shareholders for the third quarter of 2018 totaled RMB1.6 billion (US$232.4 million), compared to RMB2.1 billion and RMB2.5 billion for the preceding quarter and the third quarter of 2017, respectively. Non-GAAP net income attributable to the Company’s shareholders for the third quarter of 2018 totaled RMB2.3 billion (US$328.9 million), compared to RMB2.7 billion and RMB3.0 billion for the preceding quarter and the third quarter of 2017, respectively.

During the third quarter of 2018, the Company had a net foreign exchange gain of RMB56.1 million (US$8.2 million), compared to a net foreign exchange gain of RMB232.8 million and a net foreign exchange loss of RMB109.9 million for the preceding quarter and the third quarter of 2017, respectively. The year-over-year and quarter-over-quarter changes in foreign exchange gains and losses were mainly due to unrealized exchange gains and losses arising from the Company’s U.S. dollar-denominated bank deposits and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over the periods.

NetEase reported basic and diluted earnings per ADS of US$1.81 and US$1.80, respectively, for the third quarter of 2018. The Company reported basic and diluted earnings per ADS of US$2.36 and US$2.35, respectively, for the preceding quarter, and basic and diluted earnings per ADS of US$2.79 and US$2.77, respectively, for the third quarter of 2017. Non-GAAP basic and diluted earnings per ADS were US$2.56 and US$2.55, respectively, for the third quarter of 2018, compared to non-GAAP basic and diluted earnings per ADS of US$3.05 and US$3.04, respectively, for the preceding quarter, and non-GAAP basic and diluted earnings per ADS of US$3.34 and US$3.32, respectively, for the third quarter of 2017.

Quarterly Dividend

The board of directors has approved a dividend of US$0.45 per ADS for the third quarter of 2018, which is expected to be paid on December 7, 2018 to shareholders of record as of the close of business on November 30, 2018.

NetEase paid a dividend of US$0.38 per ADS for the fourth quarter of 2017 on March 2, 2018, a dividend of US$0.23 per ADS for the first quarter of 2018 on June 8, 2018 and a dividend of US$0.61 per ADS for the second quarter of 2018 on August 31, 2018.

Under the Company’s quarterly dividend policy announced on May 13, 2014, quarterly dividends will be set at an amount equivalent to approximately 25% of the Company’s anticipated net income after tax in each fiscal quarter. The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of September 30, 2018, the Company’s total cash and cash equivalents, current and non-current time deposits and short-term investments balance totaled RMB42.6 billion (US$6.2 billion), compared to RMB43.2 billion as of December 31, 2017. Cash flow generated from operating activities was RMB3.6 billion (US$526.7 million) for the third quarter of 2018, compared to RMB2.0 billion and RMB1.7 billion for the preceding quarter and the third quarter of 2017, respectively.

Share Repurchase Program

On November 15, 2017, the Company announced that its board of directors had approved a share repurchase program of up to US$1.0 billion of the Company’s outstanding ADSs for a period not to exceed 12 months beginning on November 16, 2017. On June 11, 2018, the Company announced that its board of directors approved an amendment to its share repurchase program, authorizing the repurchase of up to an additional US$1.0 billion of the Company’s outstanding ADSs. This expands the US$1.0 billion repurchase program that was approved on November 15, 2017 for a period not to exceed 12 months, bringing the total authorized repurchase amount to US$2.0 billion.

As of September 30, 2018, the Company had repurchased approximately 4.5 million ADSs for approximately US$1,168 million under this program.

The Company also announced today that its board of directors had approved a new share repurchase program of up to US$1.0 billion of the Company’s outstanding ADSs for a period not to exceed 12 months beginning on November 16, 2018.

Under the terms of the current approved program, NetEase may repurchase its issued and outstanding ADSs in open-market transactions on the NASDAQ Global Select Market. The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission (SEC) Rule 10b-18 requirements. It is also expected that such repurchases will be effected pursuant to a plan in conformity with SEC Rule 10b5-1.  The extent to which NetEase repurchases its ADSs will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations, as determined by NetEase’s management team. The repurchase program may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.8680 on September 28, 2018 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on September 28, 2018, or at any other certain date. The percentages stated are calculated based on RMB.

Change in Segment Reporting

Effective in the fourth quarter of 2017, the Company changed its segment disclosure to separately report the financial results of its e-commerce business in light of the significant growth of the revenue contribution from e-commerce to the Company’s total consolidated net revenues in 2017. This segment primarily reflects the results of NetEase’s two e-commerce platforms, Kaola and Yanxuan, which were established in January 2015 and April 2016, respectively. The Company now reports four reporting segments: online game services, e-commerce, advertising services, and e-mail and others. This change in segment reporting aligns with the manner in which the Company’s operating decision maker (“CODM”) currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments. This change in segment presentation does not affect consolidated balance sheets, consolidated statements of income or consolidated statements of cash flows. The Company retrospectively revised prior period segment information to conform to current period presentation.

Impact of the recently adopted major accounting pronouncements

On January 1, 2018, the Company adopted Topic 606 “Revenue from Contracts with Customers” using the modified-retrospective transition approach and recorded a reduction of its deferred revenue of approximately RMB81.7 million and a net increase to its retained earnings of approximately RMB27.4 million (net of tax) as a result of estimating game point breakage. The adoption of Topic 606 did not have a significant impact on the Company’s operating results for the third quarter of 2018 and comparable periods.

On January 1, 2018, the Company adopted ASU No. 2016-01 “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.”, and reclassified RMB38.2 million of accumulated other comprehensive income for the Company’s available-for-sale equity securities that existed as of December 31, 2017 into retained earnings upon the adoption. In addition, the Company recorded net investment losses of RMB238.4 million related to the equity investments with readily determinable fair value for the nine months ended September 30, 2018. Given that there were no material observable price changes in orderly transactions for the identical or similar investments of the same issuer, the Company did not record any changes to the carrying value of equity investments without readily determinable fair value for the nine months ended September 30, 2018.

The Company also adopted ASU 2016-18 “Statement of Cash Flows (Topic 230): Restricted Cash” starting from the first quarter of 2018. Pursuant to the new guidance, the Company’s cash, cash equivalents and restricted cash increased by an aggregate of RMB22.3 million for the third quarter of 2017, compared to the amounts presented under previous guidance.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 8:00 p.m. Eastern Time on Wednesday, November 14, 2018 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, November 15, 2018). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-800-949-2175 (international: 1-646-828-8143), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-888-203-1112 (international: 1-719-457-0820), and entering passcode 7700686#. The replay will be available through November 28, 2018.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading internet technology company in China dedicated to providing online services centered around content, community, communication and commerce. NetEase develops and operates some of China’s most popular PC-client and mobile games, and partners with Blizzard Entertainment, Mojang AB (a Microsoft subsidiary) and other global game developers to operate some of the most popular international online games in China. NetEase also operates Kaola and Yanxuan, two e-commerce platforms that cater to the rising middle-class consumer market in China. In addition, NetEase offers advertising, e-mail and other services. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to successfully expand its mobile internet offerings; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that NetEase’s affiliates will not be able to continue operating Minecraft, World of Warcraft®, StarCraft® II, Hearthstone®, Diablo® III: Reaper of Souls™, Heroes of the Storm®, Overwatch® or other games licensed by it for a period of time or permanently due to possible governmental actions or the risk that such games will not be popular with game players in China; the risk that changes in Chinese government regulation of the online game market and the market for NetEase’s e-commerce businesses may limit future growth of NetEase’s revenues or cause revenues to decline; competition in the online advertising business and the risk that investments by NetEase in its content and services may not increase the appeal of the NetEase websites among internet users or result in increased advertising revenues; the risk that NetEase may not be able to continuously develop new and creative online services, including its ability to maintain and enhance the popularity of its e-mail, mobile and e-commerce businesses and develop attractive mobile games; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted earnings per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	2,764,140	4,778,084	695,702
Time deposits	30,603,369	26,321,114	3,832,428
Restricted cash	5,926,906	4,943,423	719,776
Accounts receivable, net	3,619,725	4,569,249	665,295
Inventories, net	5,474,929	6,291,106	916,003
Prepayments and other current assets	3,816,028	4,710,367	685,843
Short-term investments	9,742,663	11,337,409	1,650,758
Total current assets	61,947,760	62,950,752	9,165,805

Non-current assets:
Property, equipment and software, net	3,769,326	5,305,776	772,536
Land use right, net	593,279	3,520,608	512,610
Deferred tax assets	823,495	995,592	144,961
Time deposits	100,000	150,000	21,840
Restricted cash	200	—	—
Other long-term assets	3,797,355	7,066,259	1,028,868
Total non-current assets	9,083,655	17,038,235	2,480,815
Total assets	71,031,415	79,988,987	11,646,620

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity

Current liabilities:
Accounts payable	2,442,531	2,574,525	374,858
Salary and welfare payables	2,189,110	2,681,013	390,363
Taxes payable	1,564,692	1,830,483	266,523
Short-term loans	6,623,502	13,645,930	1,986,886
Deferred revenue	6,237,969	7,367,655	1,072,751
Accrued liabilities and other payables	4,692,310	5,024,653	731,604
Total current liabilities	23,750,114	33,124,259	4,822,985

Long-term payable:
Deferred tax liabilities	213,215	458,347	66,737
Other long-term payable	18,250	167,443	24,380
Total liabilities	23,981,579	33,750,049	4,914,102

Redeemable noncontrolling interests	614,696	2,111,692	307,468

Total NetEase, Inc.’s equity	45,732,007	43,375,843	6,315,644
Noncontrolling interests	703,133	751,403	109,406
Total shareholders’ equity	46,435,140	44,127,246	6,425,050
Total liabilities, redeemable noncontrolling interests and shareholders’ equity	71,031,415	79,988,987	11,646,620

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(RMB and USD in thousands, except per share data)

	Quarter Ended
	September 30, 2017	June 30, 2018	September 30, 2018	September 30, 2018
	RMB	RMB	RMB	USD (Note 1)

Net revenues	12,477,789	16,283,885	16,855,303	2,454,178

Cost of revenues	(6,530,214)	(9,038,773)	(9,307,955)	(1,355,264)

Gross profit	5,947,575	7,245,112	7,547,348	1,098,914

Selling and marketing expenses	(1,645,829)	(2,273,243)	(2,357,010)	(343,187)
General and administrative expenses	(599,116)	(720,852)	(822,292)	(119,728)
Research and development expenses	(1,152,941)	(1,917,426)	(2,260,768)	(329,174)
Total operating expenses	(3,397,886)	(4,911,521)	(5,440,070)	(792,089)

Operating profit	2,549,689	2,333,591	2,107,278	306,825

Other income:
Investment income/ (loss), net	117,746	(124,120)	(25,401)	(3,698)
Interest income, net	164,684	141,645	113,118	16,470
Exchange (losses)/ gains, net	(109,891)	232,777	56,097	8,168
Other, net	44,876	99,682	213,564	31,096

Income before tax	2,767,104	2,683,575	2,464,656	358,861
Income tax	(225,494)	(420,525)	(843,795)	(122,859)

Net income after tax	2,541,610	2,263,050	1,620,861	236,002
Accretion and deemed dividends in connection with repurchase of redeemable noncontrolling interests	—	(125,698)	(18,086)	(2,633)
Net income attributable to noncontrolling interests and redeemable noncontrolling interests	(14,161)	(30,836)	(6,482)	(944)
Net income attributable to the Company’s shareholders	2,527,449	2,106,516	1,596,293	232,425

Basic earnings per share	0.77	0.65	0.50	0.07
Basic earnings per ADS	19.18	16.20	12.43	1.81
Diluted earnings per share	0.76	0.65	0.49	0.07
Diluted earnings per ADS	19.05	16.13	12.37	1.80
Weighted average number of ordinary shares outstanding, basic	3,294,167	3,250,448	3,210,940	3,210,940
Weighted average number of ADS outstanding, basic	131,767	130,018	128,438	128,438
Weighted average number of ordinary shares outstanding, diluted	3,317,373	3,264,346	3,226,763	3,226,763
Weighted average number of ADS outstanding, diluted	132,695	130,574	129,071	129,071

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended
	September 30, 2017	March 31, 2018	June 30, 2018	September 30, 2018	September 30, 2018
	RMB	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	2,541,610	804,808	2,263,050	1,620,861	236,002
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	210,791	366,436	470,813	570,232	83,027
Fair value changes and impairment losses of short-term investments, associated companies and other long-term investments	(94,659)	(47,931)	73,982	6,233	908
Share-based compensation cost	497,460	585,655	618,684	663,031	96,540
Allowance for/ (reversal of) provision for doubtful debts	17,784	55,544	(40,924)	38,424	5,595
(Gains) /losses on disposal of property, equipment and software	(174)	(1,261)	(252)	768	112
Unrealized exchange losses/ (gains)	118,646	394,651	(240,378)	(116,521)	(16,966)
Gains on disposal of subsidiaries	—	(37,382)	—	—	—
Deferred income taxes	(180,849)	26,826	231,502	(194,858)	(28,372)
Net equity share of losses from associated companies	(2,180)	10,960	47,749	21,949	3,196
Changes in operating assets and liabilities:
Accounts receivable	125,160	(888,205)	623,889	(729,660)	(106,241)
Inventories	(1,194,873)	353,869	(555,048)	(614,998)	(89,545)
Prepayments and other current assets	53,692	(838,855)	353,950	(447,543)	(65,164)
Accounts payable	191,847	(22,254)	(295,359)	420,882	61,282
Salary and welfare payables	(177,525)	(230,401)	129,164	596,723	86,885
Taxes payable	(577,588)	492,999	(931,744)	702,261	102,251
Deferred revenue	53,034	935,171	(736,072)	1,012,281	147,391
Accrued liabilities and other payables	73,080	(55,653)	(55,079)	67,466	9,820
Net cash provided by operating activities	1,655,256	1,904,977	1,957,927	3,617,531	526,721

Cash flows from investing activities:
Purchase of property, equipment and software	(512,359)	(670,133)	(774,913)	(670,337)	(97,603)
Proceeds from sale of property, equipment and software	465	2,975	1,127	1,616	235
Purchase of other intangible assets and licensed copyrights	(111,639)	(337,592)	(334,576)	(287,867)	(41,914)
Prepayment for purchase of land use right	(6,488)	—	(556,171)	(2,420,029)	(352,363)
Net change in short-term investments with terms of three months or less	1,943,208	(1,372,886)	1,954,370	865,824	126,066
Purchase of short-term investments	(1,865,000)	(1,624,000)	(6,399,000)	(2,460,000)	(358,183)
Proceeds from maturities of short-term investments	4,851,772	1,722,295	3,268,014	2,778,151	404,507
Acquisitions of long-term investments	(466,754)	(115,383)	(1,482,713)	(1,031,594)	(150,203)
Proceeds from disposal of long-term investments	340,435	—	—	—	—
Placement/rollover of matured time deposits	(13,084,711)	(5,910,677)	(4,304,035)	(11,405,346)	(1,660,650)
Proceeds from maturities of time deposits	8,035,982	7,332,776	4,935,749	14,306,245	2,083,029
Net change in other assets	(69,105)	(95,594)	(178,027)	(75,563)	(11,002)
Net cash used in investing activities	(944,194)	(1,068,219)	(3,870,175)	(398,900)	(58,081)

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(RMB and USD in thousands)

	Quarter Ended
	September 30,	March 31,	June 30,	September 30,	September 30,
	2017	2018	2018	2018	2018
	RMB	RMB	RMB	RMB	USD (Note 1)
Cash flows from financing activities:
Net proceeds in short-term loan with terms of three months or less	457,009	3,095,760	2,807,263	265,422	38,646
Capital contribution from/ (repurchase of) noncontrolling interests and redeemable noncontrolling interests shareholders	60,000	(455,000)	433,872	1,139,700	165,944
Repurchase of shares	(933,861)	(2,328,028)	(3,341,505)	(1,785,572)	(259,984)
Dividends paid to shareholders	(735,611)	(315,511)	(191,583)	(533,726)	(77,712)
Net cash used in financing activities	(1,152,463)	(2,779)	(291,953)	(914,176)	(133,106)
Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	26,674	(35,862)	77,883	54,007	7,864
Net (decrease)/ increase in cash, cash equivalents and restricted cash	(414,727)	798,117	(2,126,318)	2,358,462	343,398
Cash, cash equivalents and restricted cash, beginning of the period *	9,277,354	8,691,246	9,489,363	7,363,045	1,072,080
Cash, cash equivalents and restricted cash, end of the period *	8,862,627	9,489,363	7,363,045	9,721,507	1,415,478

Supplemental disclosures of cash flow information:
Cash paid for income tax, net of tax refund	1,212,178	451,043	535,944	600,115	87,378
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	259,593	327,030	362,207	382,176	55,646

*In 2018, the Company adopted the guidance of ASU 2016-18 issued by FASB in November 2016, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, the Company included restricted cash with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the statement of cash flows. Pursuant to the guidance, the Company retropsectively restated the statement of cash flows in the comparative periods.

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Quarter Ended
	September 30, 2017	June 30, 2018	September 30, 2018	September 30, 2018
	RMB	RMB	RMB	USD (Note 1)
Net revenues:
Online game services	8,111,652	10,060,827	10,348,430	1,506,760
E-commerce	2,667,450	4,365,501	4,458,828	649,218
Advertising services	631,446	634,071	644,207	93,798
E-mail and others	1,067,241	1,223,486	1,403,838	204,402
Total net revenues	12,477,789	16,283,885	16,855,303	2,454,178

Cost of revenues:
Online game services	(3,039,004)	(3,594,833)	(3,611,946)	(525,909)
E-commerce	(2,361,429)	(3,922,430)	(4,011,132)	(584,032)
Advertising services	(202,208)	(209,320)	(234,800)	(34,188)
E-mail and others	(927,573)	(1,312,190)	(1,450,077)	(211,135)
Total cost of revenues	(6,530,214)	(9,038,773)	(9,307,955)	(1,355,264)

Gross profit/ (loss):
Online game services	5,072,648	6,465,994	6,736,484	980,851
E-commerce	306,021	443,071	447,696	65,186
Advertising services	429,238	424,751	409,407	59,610
E-mail and others	139,668	(88,704)	(46,239)	(6,733)
Total gross profit	5,947,575	7,245,112	7,547,348	1,098,914

Gross profit/ (loss) margin:
Online game services	62.5%	64.3%	65.1%	65.1%
E-commerce	11.5%	10.1%	10.0%	10.0%
Advertising services	68.0%	67.0%	63.6%	63.6%
E-mail and others	13.1%	(7.3)%	(3.3)%	(3.3)%

The accompanying notes are an integral part of this press release.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.8680 on the last trading day of September 2018 (September 28, 2018) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Quarter Ended
	September 30, 2017	June 30, 2018	September 30, 2018	September 30, 2018
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	202,887	170,982	198,269	28,869
Operating expenses
- Selling and marketing expenses	22,949	29,288	26,779	3,899
- General and administrative expenses	147,037	197,550	206,483	30,065
- Research and development expenses	124,587	220,864	231,500	33,707

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(RMB and USD in thousands, except per share data)

	Quarter Ended
	September 30, 2017	June 30, 2018	September 30, 2018	September 30, 2018
	RMB	RMB	RMB	USD (Note 1)
Net income attributable to the Company’s shareholders	2,527,449	2,106,516	1,596,293	232,425
Add: Share-based compensation	497,460	618,367	662,551	96,469
Non-GAAP net income attributable to the Company’s shareholders	3,024,909	2,724,883	2,258,844	328,894
Non-GAAP basic earnings per share	0.92	0.84	0.70	0.10
Non-GAAP basic earnings per ADS	22.96	20.96	17.59	2.56
Non-GAAP diluted earnings per share	0.91	0.83	0.70	0.10
Non-GAAP diluted earnings per ADS	22.80	20.87	17.50	2.55

The accompanying notes are an integral part of this press release.